                                                            PAGE 1 OF 17 PAGES

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 2)*

                             HARMONY HOLDINGS, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                     Common
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    413223108
                    ----------------------------------------
                                 (CUSIP Number)

       Steven B. Nagler, Esq. 2275 Half Day Road, Suite 320, Bannockburn,
                                 Illinois 60015
 ------------------------------------------------------------------------------
   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                               and Communications)

                                 August 18, 1997
          ------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The Remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                                             PAGE 2 OF 17 PAGES

                                  SCHEDULE 13D
--------------------------------------------------------------------------------
CUSIP NO. 413223108
--------------------------------------------------------------------------------

1.       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

                  Glenn Bradley Laken
----------------------------------------------------------------------------
2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
         (a)  [ ]
         (b)  [X]
--------------------------------------------------------------------------------
3.       SEC USE ONLY:
--------------------------------------------------------------------------------
4.       SOURCE OF FUNDS  (SEE INSTRUCTIONS):

                  PF
--------------------------------------------------------------------------------
5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED
         PURSUANT TO ITEMS 2(d) OR 2(e)

         [ ]
--------------------------------------------------------------------------------
6.       CITIZENSHIP OR PLACE OF ORGANIZATION:

                  U.S.A.
--------------------------------------------------------------------------------
 NUMBER OF                          7.      SOLE VOTING POWER
  SHARES
BENEFICIALLY                                         620,000
 OWNED BY                           --------------------------------------------
   EACH                             8.      SHARED VOTING POWER
 REPORTING
PERSON WITH                                            None
                                    --------------------------------------------
                                    9.      SOLE DISPOSITIVE POWER

                                                    620,000
                                    --------------------------------------------
                                    10.     SHARED DISPOSITIVE POWER

                                                       None
--------------------------------------------------------------------------------
11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

                  620,000
--------------------------------------------------------------------------------
12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES  (SEE INSTRUCTIONS):

                  [ ]
--------------------------------------------------------------------------------
13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  9.3%
--------------------------------------------------------------------------------
14.      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

                  IN
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

                                                             PAGE 3 OF 17 PAGES

                                  SCHEDULE 13D
--------------------------------------------------------------------------------
CUSIP NO. 413223108
--------------------------------------------------------------------------------

1.       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

                  Steven B. Nagler
----------------------------------------------------------------------------
2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
         (a)  [ ]
         (b)  [X]
--------------------------------------------------------------------------------
3.       SEC USE ONLY:
--------------------------------------------------------------------------------
4.       SOURCE OF FUNDS  (SEE INSTRUCTIONS):

                  PF
--------------------------------------------------------------------------------
5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED
         PURSUANT TO ITEMS 2(d) OR 2(e)

         [ ]
--------------------------------------------------------------------------------
6.       CITIZENSHIP OR PLACE OF ORGANIZATION:

                  U.S.A.
--------------------------------------------------------------------------------
 NUMBER OF                          7.      SOLE VOTING POWER
  SHARES
BENEFICIALLY                                         9,974
 OWNED BY                           --------------------------------------------
   EACH                             8.      SHARED VOTING POWER
 REPORTING
PERSON WITH                                          None
                                    --------------------------------------------
                                    9.      SOLE DISPOSITIVE POWER

                                                     9,974
                                    --------------------------------------------
                                    10.     SHARED DISPOSITIVE POWER

                                                     None
--------------------------------------------------------------------------------
11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

                  9,974
--------------------------------------------------------------------------------
12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES  (SEE INSTRUCTIONS):

                  [ ]
--------------------------------------------------------------------------------
13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  .15%
--------------------------------------------------------------------------------
14.      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

                  IN
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

                                                             PAGE 4 OF 17 PAGES

                                  SCHEDULE 13D
--------------------------------------------------------------------------------
CUSIP NO. 413223108
--------------------------------------------------------------------------------

1.       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

                  Donald Sliter
----------------------------------------------------------------------------
2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
         (a)  [ ]
         (b)  [X]
--------------------------------------------------------------------------------
3.       SEC USE ONLY:
--------------------------------------------------------------------------------
4.       SOURCE OF FUNDS  (SEE INSTRUCTIONS):

                  PF
--------------------------------------------------------------------------------
5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED
         PURSUANT TO ITEMS 2(d) OR 2(e)

         [ ]
--------------------------------------------------------------------------------
6.       CITIZENSHIP OR PLACE OF ORGANIZATION:

                  U.S.A.
--------------------------------------------------------------------------------
 NUMBER OF                          7.       SOLE VOTING POWER
  SHARES
BENEFICIALLY                                         192,292
 OWNED BY                           --------------------------------------------
   EACH                             8.      SHARED VOTING POWER
 REPORTING
PERSON WITH                                           None
                                    --------------------------------------------
                                    9.      SOLE DISPOSITIVE POWER

                                                      192,292
                                    --------------------------------------------
                                    10.     SHARED DISPOSITIVE POWER

                                                      None
--------------------------------------------------------------------------------
11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

                  192,292
--------------------------------------------------------------------------------
12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES  (SEE INSTRUCTIONS):

                  [ ]
--------------------------------------------------------------------------------
13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  2.96%
--------------------------------------------------------------------------------
14.      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

                  IN
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

                                                             PAGE 5 OF 17 PAGES

                                  SCHEDULE 13D
--------------------------------------------------------------------------------
CUSIP NO. 413223108
--------------------------------------------------------------------------------

1.       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

                  Randall Berman
----------------------------------------------------------------------------
2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
         (a)  [ ]
         (b)  [X]
--------------------------------------------------------------------------------
3.       SEC USE ONLY:
--------------------------------------------------------------------------------
4.       SOURCE OF FUNDS  (SEE INSTRUCTIONS):

                  PF
--------------------------------------------------------------------------------
5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED
         PURSUANT TO ITEMS 2(d) OR 2(e)

         [ ]
--------------------------------------------------------------------------------
6.       CITIZENSHIP OR PLACE OF ORGANIZATION:

                  U.S.A.
--------------------------------------------------------------------------------
 NUMBER OF                          7.       SOLE VOTING POWER
  SHARES
BENEFICIALLY                                         86,920
 OWNED BY                           --------------------------------------------
   EACH                             8.      SHARED VOTING POWER
 REPORTING
PERSON WITH                                          None
                                    --------------------------------------------
                                    9.      SOLE DISPOSITIVE POWER

                                                     86,920
                                    --------------------------------------------
                                    10.     SHARED DISPOSITIVE POWER

                                                     None
--------------------------------------------------------------------------------
11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

                  86,920
--------------------------------------------------------------------------------
12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES  (SEE INSTRUCTIONS):

                  [ ]
--------------------------------------------------------------------------------
13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  1.35%
--------------------------------------------------------------------------------
14.      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

                  IN
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

                                                             PAGE 6 OF 17 PAGES

                                  SCHEDULE 13D
--------------------------------------------------------------------------------
CUSIP NO. 413223108
--------------------------------------------------------------------------------

1.       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

                  Lane Laken, M.D.
----------------------------------------------------------------------------
2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
         (a)  [ ]
         (b)  [X]
--------------------------------------------------------------------------------
3.       SEC USE ONLY:
--------------------------------------------------------------------------------
4.       SOURCE OF FUNDS  (SEE INSTRUCTIONS):

                  PF
--------------------------------------------------------------------------------
5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED
         PURSUANT TO ITEMS 2(d) OR 2(e)

         [ ]
--------------------------------------------------------------------------------
6.       CITIZENSHIP OR PLACE OF ORGANIZATION:

                  U.S.A.
--------------------------------------------------------------------------------
 NUMBER OF                          7.       SOLE VOTING POWER
  SHARES
BENEFICIALLY                                         47,500
 OWNED BY                           --------------------------------------------
   EACH                             8.      SHARED VOTING POWER
 REPORTING
PERSON WITH                                          None
                                    --------------------------------------------
                                    9.      SOLE DISPOSITIVE POWER

                                                     47,500
                                    --------------------------------------------
                                    10.     SHARED DISPOSITIVE POWER

                                                     None
--------------------------------------------------------------------------------
11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

                  47,500
--------------------------------------------------------------------------------
12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES  (SEE INSTRUCTIONS):

                  [ ]
--------------------------------------------------------------------------------
13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  .74%
--------------------------------------------------------------------------------
14.      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

                  IN
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

                                                             PAGE 7 OF 17 PAGES

                                  SCHEDULE 13D
--------------------------------------------------------------------------------
CUSIP NO. 413223108
--------------------------------------------------------------------------------

1.       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

                  Robert Totten
----------------------------------------------------------------------------
2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
         (a)  [ ]
         (b)  [X]
--------------------------------------------------------------------------------
3.       SEC USE ONLY:
--------------------------------------------------------------------------------
4.       SOURCE OF FUNDS  (SEE INSTRUCTIONS):

                  PF
--------------------------------------------------------------------------------
5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED
         PURSUANT TO ITEMS 2(d) OR 2(e)

         [ ]
--------------------------------------------------------------------------------
6.       CITIZENSHIP OR PLACE OF ORGANIZATION:

                  U.S.A.
--------------------------------------------------------------------------------
 NUMBER OF                          7.       SOLE VOTING POWER
  SHARES
BENEFICIALLY                                         50,000
 OWNED BY                           --------------------------------------------
   EACH                             8.      SHARED VOTING POWER
 REPORTING
PERSON WITH                                          None
                                    --------------------------------------------
                                    9.      SOLE DISPOSITIVE POWER

                                                    50,000
                                    --------------------------------------------
                                    10.     SHARED DISPOSITIVE POWER

                                                     None
--------------------------------------------------------------------------------
11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

                  50,000
--------------------------------------------------------------------------------
12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES  (SEE INSTRUCTIONS):

                  [ ]
--------------------------------------------------------------------------------
13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  .77%
--------------------------------------------------------------------------------
14.      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

                  IN
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

                                                             PAGE 8 OF 17 PAGES

CUSIP NO. 413223108

         Amendment No. 2 to a Schedule 13D, which was last amended by an Amendment No. 1 is filed by Glen Bradley Laken, Steven B. Nagler, Donald Sliter, Randall Berman, Lane Laken and Robert Totten with respect to an event dated August 18, 1997 relating to Harmony Holdings, Inc. Only those items amended hereby are included herein.

Items 4-5 inclusive for Glenn Bradley Laken

Item 4.           Purpose of Transaction:

                  The reporting person acquired the common stock and options of the issuer for investment purposes. The reporting person does have an intent to acquire additional securities (common stock) of the issuer.

                  The reporting person views the recent change of control of the Board of Directors of the issuer to be problematic and believes such change is not in the issuer's best interests.

                  The reporting person is seeking to obtain representation on and control of the Board of Directors by forming a committee (the "Committee") consisting of Glenn B. Laken, Donald Sliter and Steven Nagler in order to solicit consents from the holders of common stock of the issuer to take the following action without a stockholder's meeting:

                           1. Amend Sections 1, 2 and 12 of Article III of the Bylaws of the issuer to:

                                    (a)     set the number of directors that
                           constitute the Board of Directors of the issuer at three;

                                    (b)     unambiguously provide that
                           stockholders may remove any or all directors, with or without cause, whether at an annual or special meeting or by written consent;

                                    (c)     provide that vacancies created on
                           the Board of Directors by the removal of one or more directors be filled only by stockholder action; and

                                    (d)     repeal any and all By-Law provisions
                           or amendments thereto adopted after July 22, 1997 and prior to the effectiveness of the Committee's proposed actions.

                           2. Remove all four of the present members of the Board of Directors and any person or persons elected or appointed to the Board of Directors prior to the effective date of these proposed actions and any person or person designated by any such directors to fill any vacancy or newly created directorship; and

                           3.       The election of the reporting person, Steven
                  B. Nagler and Donald Sliter, as directors of the Company, to serve until their successors are elected and qualified.

                  The reporting person would also consider selling his shares of the issuer, depending upon the circumstances and future developments.

         Except as set forth above, the reporting person does not have any plans or proposals which relate to or would result in any of the following:

         (a) The acquisition of additional securities of the issuer, or the disposition of securities of the issuer;

                                                             PAGE 9 OF 17 PAGES
CUSIP NO. 413223108

         (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries;

         (c) A sale or transfer of a material amount of assets of the issuer or any of its subsidiaries;

         (d) Any material change in the present capitalization or dividend policy of the issuer;

         (e) Any other material change in the issuer's business or corporate structure;

         (f) Changes in the issuer's charter, by-laws, or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

         (g) A class of securities of the issuer being delisted from a national securities exchange or ceasing to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

         (h) A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934.

Item 5.           Interest in Securities of issuer.

                  (a) The reporting person owns directly and/or beneficially 420,000 shares of the common stock of the issuer. In addition, the reporting person owns options to acquire an additional 200,000 shares of such stock for $1.50 per share, which options are currently exercisable. The reporting person may be deemed to beneficially own the shares owned by the other persons joining this filing because of the understanding among them that they will all vote their shares at the direction of Glenn Laken, however, such understanding is not in writing and any party to such understanding may decline to vote his shares as directed by Glenn Laken. If Glenn Laken is deemed to beneficially own all of such shares, he would beneficially own 806,686 shares (excluding the 200,000 options he holds), which to his knowledge is 12.48% of all outstanding shares of issuer (excluding the 200,000 options he holds; 15.11% of all outstanding shares of issuer including the shares underlying such 200,000 options). The reporting person believes that there are 6,462,429 shares of common stock of the issuer outstanding.

                  (b) The reporting person has the sole power to vote or to direct the vote of 420,000 shares of the common stock of the issuer (exclusive of the 200,000 options he holds). Glenn Laken may also be deemed to have the power to direct the vote of the shares of the other persons joining this filing, for an additional 386,686 shares of the issuer of which Glenn Laken can direct the vote, however, any such person may decline to vote his shares as directed by Glenn Laken. The reporting person has the sole power to dispose or direct the disposition of 420,000 shares of said stock (excluding the 200,000 options he holds).

                  (c) In the past sixty days, the reporting person has made the following open market purchase transactions in the issuer's stock, all effectuated in his personal account at Spear, Leeds & Kellogg:

                                                            PAGE 10 OF 17 PAGES

CUSIP NO. 413223108


              Date                  # of Shares                    Price

     July 31, 1997                         5000                   2 5/8

     July 30, 1997                         5000                   2 5/8

     July 29, 1997                         5000                   2 23/32

     July 28, 1997                         5000                   2 23/32

     July 23, 1997                         5200                   2 19/32
                                           5000                   2 19/32

     July 22, 1997                         5000                   2 9/16
                                           2000                   2 9/16
                                           5000                   2 19/32

     July 15, 1997                         2500                   2 5/8

     July 14, 1997                         1000                   2 19/32

     July 11, 1997                          500                   2 1/2
                                           2000                   2 1/2
                                            100                   2 17/32

     July 10, 1997                         2500                   2 15/32
                                            200                   2 15/32
                                           2000                   2 15/32

     July 7, 1997                           200                   2 17/32
                                           1000                   2 19/32

     July 3, 1997                           200                   2 1/2

     July 2, 1997                          2000                   2 11/32
                                           2500                   2 3/8
                                            200                   2 7/16
                                            200                   2 7/16

     June 30, 1997                          200                   2 5/16

     June 27, 1997                          500                   2 1/4
                                           2000                   2 1/4
                                           2000                   2 1/4
                                           2000                   2 9/32
                                           3000                   2 9/32

     June 26, 1997                         2400                   2 5/16

     June 25, 1997                         3000                   2 1/4
                                           2500                   2 1/4

     June 20, 1997                         5000                   2 3/16
                                            100                   2 1/4

     June 17, 1997                         2000                   2 1/8
                                            500                   2 3/16

     June 16, 1997                        10000                   2

     June 6, 1997                           500                   1 29/32
                                           2500                   1 15/16
                                           1000                   2

              (d)      N/A

              (e)      N/A

Item 4 for Steven B. Nagler

Item 4.     Purpose of Transaction:

                                                            PAGE 11 OF 17 PAGES

CUSIP NO. 413223108

                  The reporting person acquired the common stock of the issuer for investment purposes. The reporting person may acquire additional securities (common stock) of the issuer.

                  The reporting person views the recent change of control of the Board of Directors of the issuer to be problematic and believes such change is not in the issuer's best interests.

                  The reporting person is seeking to obtain representation on the Board of Directors by being part of the Committee in order to solicit consents from the holders of common stock of the issuer to take the following action without a stockholder's meeting:

                           1. Amend Sections 1, 2 and 12 of Article III of the
                  Bylaws of the issuer to:

                                    (a)    set the number of directors that
                           constitute the Board of Directors of the issuer at three;

                                    (b)    unambiguously provide that
                           stockholders may remove any or all directors, with or without cause, whether at an annual or special meeting or by written consent;

                                    (c)    provide that vacancies created on
                           the Board of Directors by the removal of one or more directors be filled only by stockholder action; and

                                    (d)    repeal any and all By-Law provisions
                           or amendments thereto adopted after July 22, 1997 and prior to the effectiveness of the Committee's proposed actions.

                           2. Remove all four of the present members of the
                  Board of Directors and any person or persons elected or appointed to the Board of Directors prior to the effective date of these proposed actions and any person or person designated by any such directors to fill any vacancy or newly created directorship; and

                           3. The election of the reporting person, Glenn
                  Bradley Laken and Donald Sliter, as directors of the Company, to serve until their successors are elected and qualified.

                  The reporting person would also consider selling his shares of the issuer, depending upon the circumstances and future developments.

         Except as set forth above, the reporting person does not have any plans or proposals which relate to or would result in any of the following:

         (a) The acquisition of additional securities of the issuer, or the disposition of securities of the issuer;

         (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries;

         (c) A sale or transfer of a material amount of assets of the issuer or any of its subsidiaries;

         (d) Any material change in the present capitalization or dividend policy of the issuer;

                                                            PAGE 12 OF 17 PAGES

CUSIP NO. 413223108

         (e) Any other material change in the issuer's business or corporate structure;

         (f) Changes in the issuer's charter, by-laws, or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

         (g) A class of securities of the issuer being delisted from a national securities exchange or ceasing to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

         (h) A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934.

Items 4-5 inclusive for Donald Sliter

Item 4.           Purpose of Transaction:

                  The reporting person acquired the common stock of the issuer for investment purposes. The reporting person may acquire additional securities (common stock) of the issuer.

                  The reporting person views the recent change of control of the Board of Directors of the issuer to be problematic and believes such change is not in the issuer's best interests.

                  The reporting person is seeking to obtain representation on the Board of Directors by being part of the Committee in order to solicit consents from the holders of common stock of the issuer to take the following action without a stockholder's meeting:

                           1. Amend Sections 1, 2 and 12 of Article III of the
                  Bylaws of the issuer to:

                                    (a)    set the number of directors that
                           constitute the Board of Directors of the issuer at three;

                                    (b)    unambiguously provide that
                           stockholders may remove any or all directors, with or without cause, whether at an annual or special meeting or by written consent;

                                    (c)    provide that vacancies created on
                           the Board of Directors by the removal of one or more directors be filled only by stockholder action; and

                                    (d)    repeal any and all By-Law provisions
                           or amendments thereto adopted after July 22, 1997 and prior to the effectiveness of the Committee's proposed actions.

                           2. Remove all four of the present members of the Board of Directors and any person or persons elected or appointed to the Board of Directors prior to the effective date of these proposed actions and any person or person designated by any such directors to fill any vacancy or newly created directorship; and

                           3.       The election of the reporting person, Steven
                  B. Nagler and Glenn Bradley Laken, as directors of the Company, to serve until their successors are elected and qualified.

                                                             PAGE 13 OF 17 PAGES

CUSIP NO. 413223108

                  The reporting person would also consider selling his shares of the issuer, depending upon the circumstances and future developments.

         Except as set forth above, the reporting person does not have any plans or proposals which relate to or would result in any of the following:

         (a) The acquisition of additional securities of the issuer, or the disposition of securities of the issuer;

         (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries;

         (c) A sale or transfer of a material amount of assets of the issuer or any of its subsidiaries;

         (d) Any material change in the present capitalization or dividend policy of the issuer;

         (e) Any other material change in the issuer's business or corporate structure;

         (f) Changes in the issuer's charter, by-laws, or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

         (g) A class of securities of the issuer being delisted from a national securities exchange or ceasing to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

         (h) A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934.

Item 5.           Interest in Securities of issuer.

                  (a) The reporting person owns directly and/or beneficially 192,292 shares of the common stock of the issuer. The reporting person believes that there are 6,462,429 shares of common stock of the issuer outstanding.

                  (b) The reporting person has the sole power to vote or to direct the vote of 192,292 shares of the common stock of the issuer. The reporting person has the sole power to dispose or direct the disposition of 192,292 shares of said stock.

                  (c) In the past sixty days, the reporting person has made the following open market purchase transaction in the issuer's stock:


         Date           Type of                 # of shares          Price
                        Transaction

August 4, 1997          sale                    4760                 2 1/2
August 1, 1997          sale                    25000                2 17/32
July 29, 1997           purchase                3000                 2 11/16
July 25, 1997           purchase                6200                 2 23/32
July 23, 1997           purchase                4850                 2 5/8
                        purchase                10000                2 5/8
July 22, 1997           purchase                5180                 2 19/32
July 18, 1997           purchase                3000                 2 9/16
July 16, 1997           purchase                3820                 2 11/16

                                                             PAGE 14 OF 17 PAGES

CUSIP NO. 413223108

                          purchase               5000              2 23/32
July 15, 1997             purchase               7000              2 21/32
July 14, 1997             purchase               3150              2 9/16
June 23, 1997             sale                   712               2 1/8
June 20, 1997             sale                   250               1 1/4
June 16, 1997             purchase               712               2 3/32
                          purchase               5155              2 1/16
June 13, 1997             purchase               20000             2 1/32

                  (d)      N/A

                  (e)      N/A

Item 4 for Randall Berman

Item 4.           Purpose of Transaction:

                  The reporting person acquired the common stock of the issuer for investment purposes. The reporting person may acquire additional securities (common stock) of the issuer.

                  The reporting person views the recent change of control of the Board of Directors of the issuer to be problematic and believes such change is not in the issuer's best interests.

                  The reporting person has agreed to vote his stock of the issuer with Glenn Bradley Laken. See Glenn Bradley Laken's response to Item 4 herein.

                  The reporting person would also consider selling his shares of the issuer, depending upon the circumstances and future developments.

         Except as set forth above, the reporting person does not have any plans or proposals which relate to or would result in any of the following:

         (a) The acquisition of additional securities of the issuer, or the disposition of securities of the issuer;

         (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries;

         (c) A sale or transfer of a material amount of assets of the issuer or any of its subsidiaries;

         (d) Any material change in the present capitalization or dividend policy of the issuer;

         (e) Any other material change in the issuer's business or corporate structure;

         (f) Changes in the issuer's charter, by-laws, or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

         (g) A class of securities of the issuer being delisted from a national securities exchange or ceasing to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;


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                                                             PAGE 15 OF 17 PAGES

CUSIP NO. 413223108

         (h) A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934.

Item 4 for Lane Laken, M.D.

Item 4.           Purpose of Transaction:

                  The reporting person acquired the common stock of the issuer for investment purposes. The reporting person may acquire additional securities (common stock) of the issuer.

                  The reporting person views the recent change of control of the Board of Directors of the issuer to be problematic and believes such change is not in the issuer's best interests.

                  The reporting person has agreed to vote his stock of the issuer with Glenn Bradley Laken. See Glenn Bradly Laken's response to Item 4 herein.

                  The reporting person would also consider selling his shares of the issuer, depending upon the circumstances and future developments.

         Except as set forth above, the reporting person does not have any plans or proposals which relate to or would result in any of the following:

         (a) The acquisition of additional securities of the issuer, or the disposition of securities of the issuer;

         (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries;

         (c) A sale or transfer of a material amount of assets of the issuer or any of its subsidiaries;

         (d) Any material change in the present capitalization or dividend policy of the issuer;

         (e) Any other material change in the issuer's business or corporate structure;

         (f) Changes in the issuer's charter, by-laws, or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

         (g) A class of securities of the issuer being delisted from a national securities exchange or ceasing to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

         (h) A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934.

                                                             PAGE 16 OF 17 PAGES

CUSIP NO. 413223108

Items 4 for Robert Totten

Item 4.           Purpose of Transaction:

                  The reporting person acquired the common stock of the issuer for investment purposes. The reporting person may acquire additional securities (common stock) of the issuer.

                  The reporting person views the recent change of control of the Board of Directors of the issuer to be problematic and believes such change is not in the issuer's best interests.

                  The reporting person has agreed to vote his stock of the issuer with Glenn Bradley Laken. See Glenn Bradly Laken's response to Item 4 herein.

                  The reporting person would also consider selling his shares of the issuer, depending upon the circumstances and future developments.

         Except as set forth above, the reporting person does not have any plans or proposals which relate to or would result in any of the following:

         (a) The acquisition of additional securities of the issuer, or the disposition of securities of the issuer;

         (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries;

         (c) A sale or transfer of a material amount of assets of the issuer or any of its subsidiaries;

         (d) Any material change in the present capitalization or dividend policy of the issuer;

         (e) Any other material change in the issuer's business or corporate structure;

         (f) Changes in the issuer's charter, by-laws, or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

         (g) A class of securities of the issuer being delisted from a national securities exchange or ceasing to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

         (h) A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934.



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CUSIP NO. 413223108                                         PAGE 17 OF 17 PAGES


                                    Signature

         After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.



                                             /s/ Glenn Bradley Laken *
                                             ---------------------------------
                                                 Glenn Bradley Laken



                                             /s/ Steven B. Nagler *
                                             ---------------------------------
                                                 Steven B. Nagler



                                             /s/ Donald Sliter *
                                             ---------------------------------
                                                 Donald Sliter



                                             /s/ Randall Berman *
                                             ---------------------------------
                                                 Randall Berman



                                             /s/ Lane Laken, M.D. *
                                             ---------------------------------
                                                 Lane Laken, M.D.



                                             /s/ Robert Totten *
                                             ---------------------------------
                                                 Robert Totten



                                             * by Glenn B. Laken